UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

WENDY’S/ARBY’S GROUP, INC.
(Exact name of registrant as specified in its charter)
Delaware	38-0471180
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1155 Perimeter Center West 12th Floor Atlanta, Georgia	30338
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Class A common stock, par value $0.10 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note.

On September 29, 2008, Triarc Companies, Inc. (the “Company”) completed a merger (the “Merger”) whereby its wholly-owned subsidiary, Green Merger Sub, Inc. merged with and into Wendy’s International, Inc., an Ohio corporation (“Wendy’s”). As a result of the Merger, Wendy’s became a wholly-owned subsidiary of the Company and the Company changed its name to Wendy’s/Arby’s Group, Inc. In connection with the Merger, on September 15, 2008, the Company’s stockholders adopted an amendment to the certificate of incorporation (as amended, the “Certificate of Incorporation”). The amendment to the Certificate of Incorporation (i) increased the number of authorized shares of the Company’s Class A common stock, par value $0.10 per share (the “Class A Common Stock”) to 1,500,000,000 shares, (ii) converted each issued and outstanding share of the Company’s Class B common stock, Series 1, par value $0.10 per share into one share of Class A Common Stock and provided that there shall only be one class of common stock of the Company, (iii) changed the name of Company to “Wendy’s/Arby’s Group, Inc.”, (iv) prohibited the issuance of preferred stock of the Company to affiliates of the Company, unless offered ratably to the holders of the Class A Common Stock, subject to an exception in the case that the Company is in financial distress and the issuance is approved by the audit committee of the board of directors, (v) amended the definition of “Interested Stockholder,” which is used in the Company’s current certificate of incorporation in connection with requiring increased stockholder approval thresholds for specified business combination transactions with affiliates, to remove the exception for DWG Acquisition Group L.P., a dissolved partnership formerly controlled by Nelson Peltz and Peter W. May, (vi) provided that the board of directors of the Company (the “Board of Directors”) shall not have the power or authority to amend, alter or repeal Section 3 of Article I of the amended and restated by-laws of the Company (the “By-laws), which provides that the headquarters of the Wendy’s brand will be in the greater Columbus, Ohio area for a ten-year period following the completion of the Merger and (vii) provided that the purpose of the Company, subject to certain exceptions for acquisitions of businesses that derive at least a majority of their revenue, EBITDA or operating income from the restaurant business and for non-restaurant business assets owned by the Company or Wendy’s as of the effective date of the amendment, is to engage in the restaurant business and complementary, incidental and ancillary businesses.

Item 1.  Description of Registrant’s Securities to be Registered.

The description of the Company’s capital stock is hereby amended and restated as follows:

General

The authorized capital stock of the Company, consists of 1,600,000,000 shares, of which 1,500,000,000 are shares of Class A Common Stock, and 100,000,000 will be shares of preferred stock. Holders of Class A Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote, including the election of directors. The outstanding shares of Class A Common Stock are fully paid and nonassessable. Additional authorized but unissued Class A Common stock may be issued by the Board of Directors without the approval of the Company’s stockholders.

Pre-emptive Rights

Under Delaware law, a stockholder is not entitled to pre-emptive rights to subscribe for additional issuances of Class A Common Stock or any other class or series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the certificate of incorporation. The Certificate of Incorporation does not provide that the stockholders are entitled to pre-emptive rights. The Company is prohibited from issuing its preferred stock to affiliates of the Company, unless offered ratably to the holders of the Class A Common Stock, subject to an exception in the case that the Company is in financial distress and the issuance is approved by the audit committee of the Board of Directors.

Certain Anti-takeover Provisions

Certain provisions in the Certificate of Incorporation are intended to discourage or delay a hostile takeover of control of the Company. These provisions, in general terms, (i) provide that the number of directors shall not be less than seven nor more than 15, with the exact number to be determined from time to time by a majority of the board of directors then in office; (ii) provide that vacancies on the Board of Directors resulting from an increase in size, removal of directors or otherwise may be filled only by a majority of the remaining directors then in office; and (iii) require the affirmative vote of the holders of shares representing at least 75% of the voting power of the “voting shares” in order to enter into certain “business combinations,” unless (A) such business combinations are approved by at least a majority of the board of directors, but only if a majority of the directors acting favorably on the matter are “continuing directors,” or (B) certain minimum price, form of consideration and procedural requirements are met. The term “voting shares” is defined as any issued and outstanding shares of the Company’s capital stock entitled to vote generally in the election of directors. Each of the provisions has particular anti-takeover effects associated with it, and these effects together with a more detailed description of each provision are set forth below. In addition, the anti-takeover provisions are interrelated and have cumulative anti-takeover effects.

The principal purpose of these provisions is to provide a measure of assurance that a stockholder or group of stockholders owning a controlling interest in the Company’s stock do not exercise their voting power in a manner which the Board of Directors believes would be to the detriment of the remaining stockholders. The provisions are further intended to make it more difficult for a hostile or unfriendly party to obtain control over the Company by replacing the Board of Directors.

Size of the Board of Directors and Filling Vacancies on the Board of Directors

The Certificate of Incorporation states that the Board of Directors must consist of not less than seven nor more than 15 members; provided, however, that the maximum number may be increased to reflect the right of holders of preferred stock to elect directors in certain circumstances. The exact number of directors is to be fixed by a majority vote of the directors then in office and such authority of the Board of Directors is exclusive. Under the Certificate of Incorporation, vacancies that may occur between annual meetings, including vacancies caused by an increase in the number of directors, may be filled only by a majority of the remaining directors then in office, even if less than a quorum, subject to the rights of holders of any class or series of preferred stock to elect directors. In addition, the Certificate of Incorporation provides that any new director elected to fill a vacancy on the Board of Directors will serve for the remainder of the full term of the director for which the vacancy occurred and no decrease in the number of directors shall shorten the term of any incumbent. The purpose of including these provisions with respect to the size of the Board of Directors and the filling of vacancies in the certificate of incorporation is to prevent the elimination of such provisions through an amendment of the By-laws by a stockholder or group owning or controlling a substantial voting block that would permit stockholders directly to increase the size of the Board of Directors and to fill vacancies resulting therefrom or otherwise, and thereby enable such stockholder or group of stockholders to elect its own nominees to the vacancies. Such an amendment to the By-laws would be possible because, under Delaware law, stockholders may amend the by-laws without prior approval of the board of directors, whereas the Certificate of Incorporation may be amended only if the Board of Directors first approves and recommends such action to stockholders.

Business Combination Provision

The Certificate of Incorporation further provides that the approval of the holders of shares representing at least 75% of the voting power of the voting shares is required in order to approve certain business combinations if an “interested stockholder” or its affiliates or associates is a party to the transaction or its percentage equity interest in the Company or any of its subsidiaries would be increased by the transaction. The required 75% approval of any business combination must include the affirmative vote of the holders of shares representing at least a majority of the voting power of all of the then outstanding voting shares exclusive of those shares beneficially owned by any interested stockholder.

The voting requirements outlined above will not apply, however, if:

(i)    immediately prior to the time the business combination is consummated, the Company is the “beneficial owner” as such term is defined in the Certificate of Incorporation of a majority of each class of the outstanding equity securities of the interested stockholder;

(ii)  the business combination was approved by at least a majority of the Board of Directors (even though not the entire board of directors), but only if a majority of the directors acting favorably upon such matter are continuing directors; or

(iii) the consideration to be received by the holders of each class of the Company’s outstanding voting shares acquired by the interested stockholder is at least equal to the greater of the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees and with appropriate adjustments for recapitalizations, stock splits, reverse stock splits and stock dividends) paid by the interested stockholder for any shares of such class

(1)  within the two-year period immediately prior to the first public announcement of the proposal of the business combination or

(2)  in the transaction in which it became an interested stockholder, and is in cash or in the same form of consideration as the interested stockholder paid to acquire the largest number of voting shares previously acquired by it.

The pricing provision does not guarantee that a stockholder will receive the highest market price paid for such shares, rather it ensures that a stockholder will receive the highest price paid for such shares by an interested stockholder during the prior two years. If either the ownership or form of consideration requirements set forth in clauses (i) and (iii) above are satisfied, the business combination will require the approval of the holders of at least two-thirds of the votes entitled to be cast by the holders of all the then outstanding voting shares, which the Company refers to as the ratification percentage (and the additional majority vote described in the previous paragraph).

The Board of Directors approves a business combination in accordance with the requirements set forth in clause (ii) above, the Board of Directors may, again in accordance with the voting provisions of such clause (ii), determine to require a vote of stockholders. If a stockholder vote is required for such business combination under applicable law (such as, for example, in the case of certain mergers or a liquidation), the Board of Directors will require the affirmative vote of the then outstanding voting shares equal to the higher of:

(i)  the ratification percentage (such affirmative vote shall not require the additional majority vote), and

(ii) such other percentage as is required by law.

If a stockholder vote is not required for such business combination under law, the Board of Directors may, in its discretion, either decide not to require a stockholder vote to approve the business combination or require the affirmative vote of the outstanding voting shares equal to (A) the ratification percentage (such affirmative vote shall not require the additional majority vote) or (B) such other percentage as it so determines.

An “interested stockholder” generally is defined under the Certificate of Incorporation as the beneficial owner of 10% or more of the voting power of the outstanding voting shares (other than the Company, its employee benefit plans, or its subsidiaries of which it owns a majority of each class or series of equity securities) excluding, however, any “affiliate” or “associate” (as each term is defined in the Certificate of Incorporation). The Board of Directors considers that a 10% holding, which causes a person to be classified as an “insider” under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is double the percentage ownership required to trigger reporting obligations under Section 13(d) of the Exchange Act, for stockholders of public companies, is appropriate to define an interested stockholder.

A “business combination” includes:

(i) a merger or consolidation involving the Company or any of the Company’s subsidiaries and an interested stockholder or an affiliate or associate of an interested stockholder, or an affiliate thereof,

(ii) a sale, lease or other disposition (in one or a series of transactions) of a “substantial part” (as defined in the Certificate of Incorporation) of the Company’s assets or the assets of any of its subsidiaries to an interested stockholder or an affiliate or associate of any interested stockholder, or an affiliate thereof;

(iii) any sale, lease or other disposition (in one or a series of transactions) to the Company or any of its subsidiaries of any assets (excluding any voting shares, but including without limitation any securities whether outstanding, authorized but unissued or in treasury, issued by an interested stockholder, or by an affiliate or associate of an interested stockholder or by an affiliate thereof) of (a) any interested stockholder or (b) an affiliate or associate of an interested stockholder, or an affiliate thereof, if the amount paid therefor constitutes a substantial part of the assets of the Company or any subsidiary; or

(iv) an issuance or transfer (or a related series of issuances or transfers) of the Company’s securities or the securities of any of its subsidiaries (except upon conversion of convertible securities as a result of a pro rata stock dividend or stock split) to an interested stockholder or an affiliate or associate of an interested stockholder or an affiliate thereof, for consideration having an aggregate value of $5,000,000 or more;

(v) a liquidation, dissolution, spin-off, split up or split off of the Company (if as of the record date for the determination of stockholders entitled to vote with respect thereto or, if no vote would otherwise be required, the date the transaction is planned to be consummated, any person is an interested stockholder);

(vi) a reclassification of securities (including, without limitation, any combination of shares or reverse stock split) or recapitalization of the Company or a reorganization, merger or consolidation of the Company with any of its subsidiaries, or any similar transaction, in any case having the effect, directly or indirectly, of increasing the percentage interest of an interested stockholder in any class of equity securities of the Company or such subsidiary; and

(vii) any agreement, contract or other arrangement providing for any of the transactions described in this definition of business combination.

A “continuing director” is defined as one serving as a director whose election or appointment or recommendation by the Board of Directors for election by its stockholders was approved by at least a majority of the continuing directors then on its board of directors.

The business combination provision described above is intended to provide safeguards to the Company’s stockholders by requiring a higher stockholder vote than required under Delaware law in the event another person first obtains a substantial interest in the Company and then wishes to accomplish a combination of such person’s business with the Company , or otherwise eliminate the share holdings of the other stockholders. The federal securities law and applicable regulations govern the disclosure required to be made to minority stockholders in such transactions but do not assure to stockholders the fairness of the terms of the business combination. Moreover, the statutory right of the remaining stockholders to dissent in connection with certain business combinations and receive the “fair value” of their shares in cash may involve significant expense, delay and uncertainty to dissenting stockholders. Further, the “fair value” of a stockholder’s shares, as determined under this standard, may not be equivalent to the minimum price as determined pursuant to the provisions.

The business combination provision is intended to narrow such gaps in the federal and state laws and to minimize certain of the potential inequities of those business combinations that involve two or more steps by requiring that in order to complete a business combination that is not approved by the continuing directors, such interested stockholder must obtain the affirmative votes of at least 75% of the voting power of the outstanding voting shares prior to proposing the business combination (including the affirmative vote of the holders of shares representing at least a majority of the voting power of the outstanding voting shares exclusive of those shares beneficially owned by the interested stockholder), or meet the minimum price and procedural requirements of the provision and obtain the approval of at least two-thirds of the voting power of the outstanding voting shares (and the additional majority vote). The provision also is designed to protect those stockholders who have not tendered or otherwise sold their shares to a purchaser who is attempting to acquire control by ensuring that at least the same price and form of consideration are paid to such stockholders in a business combination as were paid to stockholders in the initial step of the acquisition. In the absence of the provision, an interested stockholder who acquired control of the Company could subsequently, by virtue of such control, force minority stockholders to sell or exchange their shares at a price that would not reflect any premium such purchaser may have paid in order to acquire its controlling interest, but rather at a price set by such interested stockholder. Such a price might not only be lower than the price paid by such purchaser in acquiring control, but also could be in a less desirable form of consideration (e.g., equity or debt securities of the purchaser).

In many situations, the minimum price, form of consideration and procedural requirements of the provision would require that a purchaser pay stockholders a higher price for their shares and/or structure the transaction differently from what would be the case without the provision. Accordingly, to the extent a business combination were involved as part of a plan to acquire control of the Company, this provision would increase the likelihood that a purchaser would negotiate directly with the Board of Directors.

Although not all acquisitions of the Company’s capital stock are made with the objective of acquiring control of the Company through a subsequent business combination, a purchaser in many cases desires to have the option to consummate such a business combination. Assuming that to be the case, the provision tends to discourage purchasers whose objective is to seek control of the Company at a relatively low price, since acquiring the remaining equity interest may be difficult unless the minimum price, form of consideration and procedural requirements were satisfied or a majority of the continuing directors were to approve the transaction. The provision also should discourage the accumulation of large blocks of the Company’s capital stock, which may be disruptive to the Company’s stability, and which could precipitate a change of control of the Company on terms unfavorable to the other stockholders.

Amendment of Certificate of Incorporation

The Certificate of Incorporation may be amended in accordance with Delaware law, except that it provides that the business combination provision described above and any other charter provision (if the amendment is made when the Company has an interested stockholder) may not be repealed, altered, changed or amended in any  respect unless such action is approved by the affirmative vote of at least 75% of the votes entitled to be cast (which 75% must include the affirmative vote of the holders of shares representing at least a majority of the votes entitled to be cast exclusive of those of which any interested stockholder is entitled to cast), unless approved by a vote of a majority of the Board of Directors (but only if a majority of the directors acting favorably on the matter are continuing directors), in which case the business combination provision may be amended by the affirmative vote of at least a majority of the votes entitled to be cast (such affirmative vote does not require the additional majority vote); and provided, further, that the ratification percentage may be amended, altered, changed or repealed by the affirmative vote of the holders of at least two-thirds of the voting power of the voting shares (such affirmative vote does not require the additional majority vote). The By-laws may be altered, amended or repealed, or new by-laws adopted, by (i) the affirmative vote of stockholders holding not less than a majority of the shares entitled to vote on the election of directors, or (ii) the affirmative vote of not less than two-thirds of the entire Board of Directors that would then be in office if no vacancies existed, except that the provision in the bylaws requiring the headquarters of the Wendy’s brand to be stationed in the greater Columbus, Ohio area for the next ten years cannot be altered, amended or repealed by the board of directors.

Indemnification of Directors and Officers

The Company may indemnify any officer or director who is made a party to any suit or proceeding on account of being a director, officer or employee of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement reasonably incurred by him/her in connection with the action, if the officer or director acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the Company ‘s best interests. In a criminal proceeding, the standard is that the director or officer had no reasonable cause to believe his/her conduct was unlawful.

The Certificate of Incorporation and By-laws provide that it will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of ours against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the fullest extent and in the manner set forth in and permitted by Delaware law, and any other applicable law, as from time to time in effect. This right of indemnification is not exclusive of any other rights to which a director or officer may be entitled. Any repeal or modification of the applicable provisions of Delaware law will not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part on any such state of facts.

The Certificate of Incorporation provides that each person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that such person is or was a director or an officer of the Company or is or was serving at the Company’s request in any capacity for another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Company against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement to the fullest extent and in the manner set forth in and permitted by Delaware law, and any other applicable law, as from time to time in effect. The Company has the power to purchase and maintain insurance in respect of its indemnification obligations.

A member of the Board of Directors, or a member of any committee designated by the Board of Directors, will, in the performance of his or her duties, be fully protected in relying in good faith upon the Company’s records and upon such information, opinions, reports or statements presented to it by any of the Company’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by the Company or on its behalf. In discharging their duties, directors and officers, when acting in good faith, may rely upon the Company’s financial statements represented to them to be correct by the chief financial officer or the controller or other of the Company ’s officers having charge of the Company’s books or accounts, or stated in a written report by an independent public or certified public accountant or firm of such accountants fairly to reflect the Company’s financial condition.

Dividend Rights.

The By-laws provide that the Board of Directors, from time to time, may determine whether any, and, if any, what part of the net profits of the corporation or net assets of the corporation shall be declared as dividends.

Voting Rights.

The holders of the Class A Common Stock possess voting powers for the election of directors and for all other corporate purposes properly brought before the stockholders for their vote.

Liquidation Rights.

In the event of the liquidation, dissolution or winding up of the Company, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding must first be satisfied. Following such payments, the holders of the Class A Common Stock will be entitled to receive their ratable and proportionate share of the remaining assets.

The Certificate of Incorporation and the By-laws are filed as Exhibits 3.1, 3.2 and 3.3 hereto and are incorporated into this Item 1 by reference.

Item 2.  Exhibits

The following exhibits are being filed as part of this registration statement and are incorporated by reference herein.

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation of Triarc Companies, Inc., incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K dated June 9, 2004 (filed on June 10, 2004).
3.2

Amendment to the Certificate of Incorporation of Triarc Companies, Inc., incorporated herein by reference to Exhibit 3.1 to Wendy’s/Arby’s Group’s Current Report on Form 8-K dated September 29, 2008 (filed on September 29, 2008).

3.3

Amended and Restated By-laws of Wendy’s/Arby’s Group, Inc., incorporated herein by reference to Exhibit 3.2 to Wendy’s/Arby’s Group’s Current Report on Form 8-K dated September 29, 2008 (filed on September 29, 2008).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  September 29, 2008

WENDY’S/ARBY’S GROUP, INC.
By:	/s/ Stephen E. Hare
Stephen E. Hare Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1	Certificate of Incorporation of Triarc Companies, Inc., incorporated herein by reference to Exhibit 3.1 to Current Report on Form 8-K dated June 9, 2004 (filed on June 10, 2004).
3.2

Amendment to the Certificate of Incorporation of Triarc Companies, Inc., incorporated herein by reference to Exhibit 3.1 to Wendy’s/Arby’s Group’s Current Report on Form 8-K dated September 29, 2008 (filed on September 29, 2008).

3.3

Amended and Restated By-laws of Wendy’s/Arby’s Group, Inc., incorporated herein by reference to Exhibit 3.2 to Wendy’s/Arby’s Group’s Current Report on Form 8-K dated September 29, 2008 (filed on September 29, 2008).